UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Quantm.One, Inc. DBA QuantmRE

Legal status of issuer

    Form
    C Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 18, 2017

Physical address of issuer
150 Fayetteville St, Suite 300 Raleigh, NC 27601

Website of issuer
www.quantmre.com

Current number of employees
1

Reason for Termination of Reports

The Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record of the securities issued pursuant to its crowdfunding offering.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matthew Sullivan
_____

(Signature)

Matthew Sullivan
_____

(Name)

Chief Executive Officer
_____

(Title)

April 30, 2026
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.